Room 4561

September 14, 2006

Benny Neons
Chief Executive Officer
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012

> **Re:** **Metrologic Instruments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Filed May 10, 2006**
> **Form 8-K Filed July 27, 2006 and July 31, 2006**
> **File no. 0-24712**

Dear Mr. Neons:

        We have reviewed your response letter dated August 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2006

Management's Discussion and Analysis of financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Information

1.   We have reviewed your response concerning the non-GAAP operating statement columnar format in the filed document to exclude the adoption of SFAS 123R. We continue to have the concerns previously expressed over how investors might

view that information due to the format in which it's been presented. Consequently, we believe it should be removed immediately.

Form 8-K Filed on July 27, 2006 and July 31, 2006

2.   We note your response to our prior comment no. 5 concerning the non-GAAP operating statement columnar format in the Form 8-Ks. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed for future 8-K filings.

3.   We note your response to our prior comment no. 6 and we do not believe you completely address our comment. Please provide us with your revised presentation and disclosure for future filing addressing the disclosures set forth in Question 8, such as the manner in which management uses the non-GAAP measure to conduct or evaluate it is business (see bullet point in FAQ). Further it is not evident from your response whether the Company utilizes EBITDA as a performance measure, liquidity measure or both. If you utilize EBITDA as a liquidity measure provide to us and present in future filings the reconciliation of non-GAAP liquidity measures to the most comparable GAAP measure, such as cash flows from operations. We refer you to Item 10 (e) (i) (B) of Regulation S-K.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief